UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: January 14, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Updates Corporate Presentation at the 44th Annual J.P. Morgan Healthcare Conference

On January 14, 2026, Legend Biotech Corporation (the “Company”) will make its updated corporate presentation available on its website. The presentation is attached to this Form 6-K as Exhibit 99.1 and may be viewed on the Company’s website at https://investors.legendbiotech.com/events-and-presentations.

This Form 6-K shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Corporate Presentation – January 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: January 14, 2026	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer